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SEC FILE NUMBER
000-5896

CUSIP NUMBER
469783104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION
Jaco Electronics, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
145 Oser Avenue

Address of Principal Executive Office (Street and Number)
Hauppauge, New York 11788

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
There will be a delay in filing the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 because the Company needs additional time due to unanticipated delays in coordinating the completion and approval of the report and certain disclosures required to be made therein.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey D. Gash	(631)	273-5500
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported on a Form 8-K filed November 13, 2008, on November 7, 2008, the Registrant announced that it has entered into an Asset Purchase Agreement with WPG Americas, Inc. pursuant to which WPG Americas, Inc. will purchase certain assets and assume certain liabilities used in the Registrant’s business of distributing passive and active electronic components and supporting technology products and services. As reported on a Form 8-K filed January 13, 2009, this transaction was completed on January 7, 2009, resulting in the treatment of this business as a discontinued business and being excluded from the continuing results of operations for the three and six months ended December 31, 2008. The loss from such discontinued operations for the periods presented is expected to be significant, but has not been finalized at this time. The net loss from both continuing and discontinued operations in the quarter ended December 31, 2008 is approximately $2,400,000, compared with net income of approximately $39,000 for the same quarter in the prior fiscal year.
JACO ELECTRONICS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 18, 2009	By	/s/ Jeffrey D. Gash

Executive Vice President - Finance & Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).